SiRF Technology Holdings, Inc.
148 E. Brokaw Road
San Jose, CA 95112

August 11, 2006

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

David Burton

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SiRF Technology Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Form 10-Q for the quarter ended March 31, 2006

File No. 0-50669

Dear Mr. Burton:

On behalf of SiRF Technology Holdings, Inc. (the “Registrant”), this letter responds to comments on the above-referenced Form 10-K and Form 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 28, 2006. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition, page 29

Results of Operations, page 36

1.	The discussion on page 29 suggests that the 2005 acquisitions have had a significant impact on your results of operations. However, we note no discussion to that effect in this section. Please revise future filings to quantify the impact of these acquisitions on your results of operations.

Response: In its Annual Report on Form 10-K for the year ended December 31, 2005, the Registrant discussed the significance of these acquisitions in the context of the strategic and technological importance derived from these transactions, rather than their quantitative impact on the Registrant’s operations. The Registrant supplementally advises the Staff that it does not believe its 2005 acquisitions when measured individually or in the aggregate are considered “significant” in reference to SEC Regulation S-X as discussed further in response to Comment No. 6 below.

David Burton

August 11, 2006

Consolidated Statements of Operations, page 49

2.	In future filings, please revise the statement to remove the caption in footnote (b) showing a total stock compensation expense amount. Otherwise, consistent with SAB Topic 14-F, present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items, in the notes to the financial statements or within MD&A. This comment also applies to the information presented in Note 17.

Response: In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the “Q2’06 Form 10-Q”), the Registrant has revised the Consolidated Statement of Operations to include parenthetical disclosure of stock-based compensation expenses in the appropriate line items, and has removed the caption in footnote (b) as requested. In addition, the Registrant has disclosed a table showing stock-based compensation expenses included in the respective Statement of Operations operating expense line items in its MD&A. In future Form 10-K filings, the Registrant will revise its footnote disclosures regarding “Selected Quarterly Financial Data” to be consistent with the presentation in the Q2’06 Form 10-Q.

Note 1. Organization and Summary of Significant Accounting Policies, page 54

Segment Reporting, page 62

3.	In the business section on pages 1 through 7, you categorize your products and the underlying operations into two groups, namely, (1) chip sets and standard embedded software, and (2) premium software products. We also note from the filing that the economic characteristics of the two groups are likely to be dissimilar.

•	Tell us what financial information is available to your CODM on that basis.

•	Tell us how you considered these product groupings and the underlying operations in concluding that you operate in one operating and reportable business segment.

•	Tell us how you considered these two groups in concluding not to disclose the revenue by groups of products or services required by paragraph 37 of SFAS 131.

4.	Likewise, you highlight four target platforms in which you market and sell your products. Tell us what financial information is available to your CODM on that basis and explain how you considered these target platforms and the related operations in concluding that you operate in one operating and reportable business segment.

Response: The Registrant’s respectfully submits the following response to both of the Staff’s Comments No. 3 and 4:

The Registrant respectfully advises the Staff that in accordance with the criteria stated in SFAS No. 131 for a component of a business to qualify as a separate operating segment, the standard for determining what information to report is based on available financial information

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August 11, 2006

that is regularly reviewed and used by the Registrant’s Chief Operating Decision-Maker (“CODM”) in evaluating financial performance and resource allocation. The Registrant’s CODM is considered to be the chief executive officer (“CEO”). Based on the financial information available to and reviewed by the CEO, the Registrant has determined that it operates in a single operating segment. In addition, the Registrant’s components are similar in nature with respect to the end user products and overall customer groups. The Registrant supplementally informs the Staff that the following situations support the basis for concluding the Registrant operates as a sole reportable operating segment:

•	The CODM only reviews internal financial reports that show the operating results of the Registrant as a whole. The internal financial reports reviewed by the CODM include the detail of revenues according to their nature such as: product sales and software licenses of intellectual property and premium software products. The Registrant’s software revenue is insignificant and has represented less than 10% of total net revenue in all financial periods for which the Registrant has filed its Forms 10-K or 10-Q. Operating expenses are segregated by function (e.g., engineering, marketing and sales, operations, and general and administrative support). There are no distinct operating results generated or reviewed for individual platforms, products, services, functions or any other form of business component in our internal financial reports. Finally, the internal financial reports regularly reviewed by the CODM only include Company-wide operating income or loss and net income or loss (i.e., operating results are not prepared or regularly reviewed by the CODM at less than the reporting entity level).

•	As the Registrant supplies products that support multiple applications within different target market platforms, the Registrant does not have the ability to discretely track separate financial information for each unique target platform.

•	The financial information presented to the Registrant’s Board of Directors does not segregate different components of revenue or results of operations.

•	The Registrant’s resources are allocated based on the total needs of each of the functions, including engineering, administrative, operations and sales and marketing, and not on the basis of products, services, geography, legal entity, or type of customer.

David Burton

August 11, 2006

To clarify the Registrant’s determination that it operates as a sole operating segment, and in response to the Staff’s Comments No. 3 and 4, the Registrant has expanded the disclosure in its Q2’06 Form 10-Q as follows:

•	The Registrant added Segment Reporting to its summary of significant accounting policies in Note 1 of its Q2’06 Form 10-Q, which states that based on the criteria stated in SFAS No. 131, the Registrant has determined it operates as a sole reporting segment.

•	In the discussion of Revenue Recognition within Note 1 of its Q2’06 Form 10-Q, the Registrant summarized the basis for concluding that business activities related to licenses of intellectual property and premium software products do not constitute a separately identifiable operating segment.

•	In Note 5, Segment and Geographical Information of its Q2’06 Form 10-Q, the Registrant expanded the disclosure to indicate it operates as a single reportable operating segment based on the information available and reviewed by its CODM.

•	In the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its Q2’06 Form 10-Q, the Registrant expanded the disclosure to indicate it supplies products that support multiple applications within different target market platforms and that the Registrant does not have the ability to discretely track separate financial information amongst its target platforms.

Note 3. Business and a Development-Stage Company Acquisitions, page 64

5.	Please revise the disclosure in future filings to specifically indicate the date on which you consummated the business and asset acquisitions.

Response: The Registrant has revised the disclosure to include the specific date on which each acquisition was consummated as requested in Note 3, MD&A Overview and Risk Factors of its Q2’06 Form 10-Q.

6.	Please revise future filings, beginning with your next Form 10-Q, to provide the supplemental pro forma information required by paragraphs 54-55 of SFAS 141 as it relates to your acquisitions of Kisel, Motorola’s GPS chip set product line and Impulsesoft. We note that the amounts appear to be material in the aggregate. In these future filings, please comply fully with the disclosure requirements of paragraphs 51-52 of SFAS 141.

Response: The Registrant supplementally advises the Staff that it does not believe its 2005 acquisitions when measured individually or in the aggregate are considered “significant” in reference to SEC Regulation S-X, and therefore has not provided supplemental pro-forma information discussed in paragraphs 54-44 of SFAS No. 141. The Registrant performed the

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August 11, 2006

necessary analysis and reached its conclusions at the time of time of each acquisition by evaluating the individual acquisition in isolation, as well as the aggregate of all acquisitions that occurred in FY 2005. The basis for the Registrant’s conclusions is further explained below.

Determining Individual Acquisition Significance:

In determining whether supplemental pro-forma information was necessary, the Registrant followed the guidance in Regulation S-X §210.11-01(b)(1) in assessing the level of significance of each of the individual acquisitions to the Registrant’s consolidated financial statements. Specifically, as the individual acquisitions did not meet the conditions specified in Regulation S-X §210.1-02(w), substituting 20 percent for 10 percent each place 10 percent appears therein, the Registrant concluded that each of the acquisitions was individually insignificant to the Registrant’s consolidated financial statements for the purpose of disclosing pro-forma information. In addition, the amount paid in connection with each of these acquisitions did not exceed 10 percent of the Registrant’s total assets. Finally, Regulation S-X §210.11-01(c) states, “The pro forma effects of a business combination need not be presented pursuant to this section if separate financial statements of the acquired business are not included in the filing.” As the Registrant had concluded with respect to Regulation S-X §210.03-05(b)(2)(i) that none of the conditions stated in Regulation S-X §210.1-02(w) exceeded 20%, separate financial statements of each acquired businesses were not required, thus the Registrant further determined pro-forma information was not necessary.

Determining Significance in the Aggregate:

The Registrant considered the aggregate impact of the individually insignificant acquisitions in accordance with Regulation S-X §210.11-01(c) noting that the pro-forma effect of a business combination need not be presented if separate financial statements of the acquired business are not included in the filing. Following the guidance stated in Regulation S-X §210.3-05(b)(2)(i), if the aggregate impact of the individually insignificant businesses acquired does not exceed 50 percent, separate financial statements are not required. As the aggregate impact of the individually insignificant businesses acquired did not exceed 50%, financial statements need not be filed.

7.	We note that you expensed in-process research and development (IPR&D) of $1.65 million as a result of your acquisitions of Motorola’s GPS chip set product line and Impulsesoft in fiscal 2005 and $13.3 million relating to your acquisition of TrueSpan in the quarter ended March 31, 2006. In future filings, beginning with your next Form 10-Q, please revise the notes to the financial statements to provide the following:

•	Disclose the appraisal method used to value IPR&D costs acquired;

•	Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project’s cash flows and period in which material net cash inflows from significant projects are, expected to commence;

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August 11, 2006

•	Describe each significant IPR&D project acquired;

•	Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

•	For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date, the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time and the risks involved if the IPR&D projects are not completed on a timely basis; and

•	In subsequent filings, revise MD&A to provide a detailed discussion of the status of your efforts for completion of the R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results and financial condition.

Response: The Registrant respectfully advises the Staff that in order to adequately comply with its June 30, 2006 quarterly financial reporting process and related disclosure controls, the Registrant was unable to include the above requested information in its Q2’06 Form 10-Q. As such, the Registrant will incorporate the additional requested disclosures beginning with its next Form 10-Q, for the quarter ended September 30, 2006. On this basis, the Registrant has supplementally provided complete responses to the first four bullet points mentioned in the Staff’s Comment for each of the three acquisitions cited. Regarding the fifth bullet point mentioned in the Staff’s Comment, based on the information that is currently available, the Registrant has also provided an update on the respective projects for each of the three acquisitions cited. In addition, in response to the sixth bullet point mentioned in the Staff’s Comment, the Registrant will incorporate the necessary disclosures in future filings should the status of its development efforts for these R&D projects materially change.

The GPS chip set product line of Motorola, Inc.:

As of the June 1, 2005 acquisition date of Motorola’s GPS chip set product line, Motorola was in the process of developing the GSCi-5000 chip as part of its GPS chip set product line. The GSCi-5000 was an upgraded version of Motorola’s Phoenix chip. Phoenix was one of the existing developed technologies acquired by the Registrant. The GSCi-5000 featured a substantially new design, new architecture, and new embedded software. Motorola originally began development efforts related to GSCi-5000 in mid-2003. As of the acquisition date, the GSCi-5000 was expected to be released sometime in 2006.

The Registrants’s methodology for allocating the relative portion of the aggregate purchase price of Motorola’s GPS chip set product line to in-process research and development (“IPR&D”) was determined through established valuation techniques in the high-technology communications equipment industry. IPR&D was expensed upon acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations

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August 11, 2006

Accounted for by the Purchase Method because technological feasibility had not been established and no future alternative uses existed for the GSCi-5000 feature specific technology in any other current applications. The fair value of the IPR&D was determined using the income approach, which discounts expected future cash flows to present value. At that time, the net cash flows for the acquired IPR&D were expected to commence in 2006 (as of the date of this response letter, net cash flows from GSCi-5000 have yet to commence). The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing the project and thereby achieving technological feasibility, the percentage of completion of the project, anticipated market acceptance and penetration, market growth rates, and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 32.0% was deemed appropriate for valuing the IPR&D. Once released, the GSCi-5000 was expected to have a useful life of approximately 5 years. Based on an independent valuation report prepared in relation to the Registrant’s acquisition of Motorola’s GPS chip set product line, the value assigned to IPR&D, as well as the projected costs to complete the IPR&D were as follows:

(in thousands)
Acquired IPR&D	Fair Value of IPR&D	Projected Costs to Complete IPR&D
GSCi-5000	$760	$4,470

The completion efforts of the GSCi-5000 development project continue to be on track with the anticipated timeline. The Registrant is not currently aware of any material variations between projected results and actual results, nor any new risks or uncertainties associated with completing development within a reasonable period of time of its original estimates.

As requested in the fifth and sixth bullet points mentioned in the Staff’s Comment, the Registrant will update its MD&A disclosure to incorporate a discussion of the status of the Registrant’s R&D project efforts, as applicable. The Registrant will incorporate the additional requested disclosures, including the stage of project completion at acquisition date, the anticipated completion date and the status of the development efforts if the status materially changes beginning with its next Form 10-Q, for the quarter ended September 30, 2006.

Impulsesoft Private Limited:

As of the December 24, 2005 acquisition date, Impulsesoft, based in Bangalore, India, was working on a new mobile headset solution utilizing Bluetooth technology (“BT”) for the communications accessories market (BT Stereo Headset with Display). The primary component of the project was the display functionality which supports display of data and caller name information. Development work on this project originally began in August 2005 with completion expected in 2006. Additionally, Impulsesoft was working on a new BT solution for the automotive market (BT Automotive Communication). Impulsesoft’s automotive project enables in-car telematics platforms to be BT enabled and supports hands-free voice and music streaming. Development work on this project originally began in March 2005 with completion expected in 2006.

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August 11, 2006

The Registrant’s methodology for allocating the relative portion of the aggregate purchase price of Impulsesoft to IPR&D was determined through established valuation techniques in the high-technology communications equipment industry. IPR&D was expensed upon acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method because technological feasibility had not been established and no future alternative uses existed for these stand alone BT end user projects. The fair value of the IPR&D was determined using the income approach, which discounts expected future cash flows to present value. At that time net cash flows for the acquired IPR&D were expected to commence in 2006 under the assumption that the technology was completed and brought to market as stand alone products. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates, and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 27.0% was deemed appropriate for valuing the IPR&D. Based on an independent valuation report prepared in relation to the Registrant’s acquisition of Impulsesoft, the value assigned to IPR&D, as well as the projected costs to complete the IPR&D were as follows:

(in thousands)
Acquired IPR&D	Fair Value of IPR&D	Projected Costs to Complete IPR&D
BT Stereo Headset with Display	$680	$32
BT Automotive Communication	210	32

Totals	$890	$64

Once released, the BT Stereo Headset with Display and the BT Automotive Communication was assumed to have a useful life of 3 and 4 years, respectively. Impulsesoft was expected to begin benefiting from both projects in 2006.

The development projects acquired in conjunction with the Impulsesoft acquisition were considered to be stand-alone BT-based end user products. At the time of acquisition, the Registrant was still evaluating whether to continue to develop these in-process development projects. Upon subsequent evaluation, the Registrant does not currently intend to bring these in-process development projects to market as individual products. The Registrant’s strategic intent in acquiring Impulsesoft was to obtain BT capability, which complements its core GPS business. This includes the BT protocol stacks required to more rapidly bring up SiRFLink (GPS plus BT) products, as well as the workforce needed for critical mass of the Registrant’s engineering

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August 11, 2006

operations in India, and to a lesser extent the existing customer relationships. The corresponding developed technology and customer relationships acquired through Impulsesoft have been capitalized as acquisition related intangible assets.

As requested in the fifth and sixth bullet points mentioned in the Staff’s Comment, the Registrant will update its MD&A disclosure to incorporate a discussion of the status of the Registrant’s R&D project efforts, as applicable. The Registrant will incorporate the additional requested disclosures, including the stage of project completion at acquisition date and the status of the development efforts beginning with its next Form 10-Q, for the quarter ended September 30, 2006.

TrueSpan, Inc.:

The Registrant respectfully advises the Staff that TrueSpan did not have a developed product, had no customers and was not generating revenue. Accordingly, the Registrant concluded the TrueSpan acquisition did not meet the criteria to be accounted for as an acquisition of a “business” under the requirements of SFAS No. 141, Business Combination as discussed further in response to the Staff’s Comment No. 11 below.

As of the March 14, 2006 acquisition date, TrueSpan was in the process of performing technology verification for its Digital Video Broadcasting (“DVB”) chip set and its Radio Frequency (“RF”) chip set. DVB chip sets provide the capability for bringing broadcast services to handheld receivers and other platforms. At the time of acquisition, the design for the DVB chip set was believed to be near completion, but significant risks and uncertainties in the design still existed and diagnosis of verification errors required debugging. The RF chip was less developed than the DVB chip and was expected to begin the technology verification stage within a month of the acquisition date. Development work on these projects originally began in late-2004 with completion of prototype chips expected in 2006. Both chips are expected to be released in 2007. Additionally, TrueSpan was working on proprietary software for the functionality of the DVB chip set in consumer products. Development work on this project originally began in mid-2005 with completion expected in 2006.

The Registrant’s methodology for allocating the relative portion of the aggregate purchase price of TrueSpan to IPR&D was determined through established valuation techniques in the high-technology communications equipment industry. IPR&D was expensed upon acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method because technological feasibility had not been established and no future alternative uses existed. The fair value of the IPR&D was determined using the income approach, which discounts expected future cash flows to present value. At that time, the net cash flows for the acquired IPR&D were expected to commence in 2007. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates, and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 40.0% was deemed appropriate for valuing the IPR&D. Based

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on an independent valuation report prepared in relation to the Registrant’s acquisition of TrueSpan, the value assigned to IPR&D, as well as the projected costs to complete the IPR&D were as follows:

(in thousands)
Acquired IPR&D	Fair Value of IPR&D	Projected Costs to Complete IPR&D
DVB Chip Set	$10,600	$3,528
DVB Software	3,300	57

Totals	$13,900	$3,585

The DVB and RF chips are expected to be released in 2007. Once released the technology is expected to have a useful life of 7—10 years. TrueSpan’s chip set products (including both the DVB chip and RF chip) were expected to account for approximately 70% of total TrueSpan revenues (once released). The DVB software was assumed to have a useful life of 5 years. TrueSpan’s software was expected to account for approximately 30% of total TrueSpan revenues (once released). TrueSpan was expected to begin benefiting from both projects in 2007.

The completion efforts of the DVB and RF chip set development projects continue to be on track with the anticipated timeline. The Registrant is not currently aware of any material variations between projected results and actual results, nor any new risks or uncertainties associated with completing development within a reasonable period of time of its original estimates.

As requested in the fifth and sixth bullet points mentioned in the Staff’s Comment, the Registrant will update its MD&A disclosure to incorporate a discussion of the status of the Registrant’s R&D project efforts, as applicable. The Registrant will incorporate the additional requested disclosures, including the stage of project completion at acquisition date, the anticipated completion date and the status of the development efforts if the status materially changes beginning with its next Form 10-Q, for the quarter ended September 30, 2006.

Note 9. Identified Intangible Assets, page 69

8.	We note that you present a separately identified intangible called acquisition-related assembled workforce. Please explain to us how this complies with the guidance provided in paragraph 39 of SFAS 141 which indicates that an assembled workforce shall not be recognized as an intangible apart from goodwill. Otherwise, revise all future filings, beginning with your next Form 10-Q, to comply fully with the guidance.

Response: The Registrant supplementally advises the Staff that it does not believe the Enuvis purchase qualifies as an acquisition of a “business” as determined by application of SFAS

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August 11, 2006

No. 141, Business Combinations and EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. As disclosed in Note 3, page 65 of the Registrant’s December 31, 2005 Form 10-K “Enuvis had no customers and was not generating revenue. Accordingly, the Company does not believe the Enuvis acquisition met the criteria to be accounted for as an acquisition of a “business” under the requirements of SFAS No. 141, Business Combinations. The excess of the purchase consideration over the fair value of the net assets acquired was allocated on a proportionate basis to the assets acquired and no goodwill was recorded in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.”

Accordingly, for financial statement reporting purposes the Registrant is accounting for the Enuvis transaction as a purchase of assets, rather than as a business combination. EITF 98-3 defines a business as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. In accordance with EITF 98-3, a business consists of: (1) inputs, (2) processes applied to those inputs and (3) resulting outputs that are used to generate revenues. A transferred set of activities and assets fails the definition of a business if it excludes one or more of these three criteria such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. EITF 98-3 states that if the acquired set is in the development stage and has not commenced planned principle operations, the set is presumed not to be a business. At the acquisition date, Enuvis was in the development stage and had not commenced its planned principle operations, nor did it have a sales function or related customer base. At the acquisition date, Enuvis possessed certain inputs and processes applied to those inputs; however, Enuvis did not possess outputs that were used to generate revenues and significant development hurdles existed for Enuvis to develop a commercially viable product utilizing its core-developed technologies, which would require substantial investment relative to the fair value of the transferred set. Thus, the Registrant has concluded there is not sufficient evidence to overcome the presumption that Enuvis, a development stage company, is not a business.

As a further supplemental note, the Registrant respectfully advises the Staff it also considered the guidance in SFAS No. 142 Appendix B, paragraph 37 which indicates the recognition criteria of FAS 141 for recognizing an asset apart from goodwill do not apply to intangible assets acquired in transactions other than business combinations. Therefore, certain intangible assets acquired may meet the asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, even though they do not meet either the contractual-legal criterion or the separability criterion (e.g., assembled workforce). As these transactions are commonly bargained exchange transactions that are conducted at arm’s length, there is reliable evidence about the existence and fair value of those assets. Accordingly, the Registrant concluded that the workforce in place identified as part of this acquisition of a development stage company was appropriately recognizable as an intangible asset.

Form 10-Q for the period ended March 31, 2006

Note 2. Acquisitions, page 12

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9.	To help us understand your accounting for the net assets acquired by TrueSpan, please provide us with a schedule showing your allocation of total purchase price to the fair value of the assets acquired. Please show separately the amounts of any adjustments to allocate excess fair value over cost.

Response: The Registrant has supplementally provided below its TrueSpan purchase price allocation, including the adjustments to allocate excess fair value over cost as it compares to the fair value of the assets acquired.

(in thousands)	Assets & Liabilities Acquired (including FMV adjustments)	Allocation of Negative Excess	Adjusted Assets & Liabilities Acquired
IPR&D	$13,900	$(649)	$13,251
Workforce	1,000	(45)	955
Deferred Tax Assets, net	3,350	17	3,367
Current Assets	1,161		1,161
Fixed Assets	210	(10)	200
Current Liabilities	(871)		(871)

Total Net Assets Acquired	$18,750	$(687)	$18,063

Total Purchase Price (excluding contingent consideration)	$18,063

Excess Amount (negative excess)	$(687)

10.	Please revise the filing to include the pro forma information required by paragraph 58.b, of SFAS 141.

Response: Similar to the Registrant’s response to the Staff’s Comment No. 6 above, the Registrant performed an analysis to determine whether supplemental pro-forma information and certain additional disclosures were required in accordance with paragraph 58.b of SFAS 141 and concluded that such pro-forma information and certain additional disclosures are not required as the acquisition of TrueSpan is not considered a significant business combination, as defined by SEC Regulation S-X. In assessing the significance of the TrueSpan acquisition to the Registrant’s consolidated financial statements, the Registrant followed the guidance of §210.11-01(b)(1) of Reg. S-X as it did with respect to the acquisition of Kisel, Motorola’s GPS chip set product line and Impulsesoft. Specifically, as the TrueSpan acquisition did not meet the conditions specified in Regulation S-X §210.1-02(w), substituting 20 percent for 10 percent each place 10 percent appears therein, the Registrant concluded that the acquisition was individually insignificant to the Registrant’s consolidated financial statements for the purpose of disclosing pro-forma information. In addition, the amount paid in connection with this transaction did not exceed 10 percent of the Registrant’s total assets. Finally, Regulation S-X §210.11-01(c) states,

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“The pro forma effects of a business combination need not be presented pursuant to this section if separate financial statements of the acquired business are not included in the filing.” As the Registrant had concluded with respect to Regulation S-X §210.03-05(b)(2)(i) that none of the conditions stated in Regulation S-X §210.1-02(w) exceeded 20%, separate TrueSpan financial statements were not required, thus pro-forma disclosures were not necessary.

Note 7. Identified Intangible Assets, page 21

11.	We note that you recorded a separately identified intangible called acquisition-related assembled workforce from your acquisition of assets from TrueSpan. Please explain to us how this complies with the guidance provided in paragraph 39 of SFAS 141 which indicates that an assembled workforce shall not be recognized as an intangible apart from goodwill. Otherwise, amend the filing to revise your purchase price allocation and comply fully with the guidance.

Response: The Registrant supplementally advises the Staff that it does not believe the TrueSpan purchase qualifies as an acquisition of a “business” as determined by application of SFAS No. 141 and EITF 98-3. As disclosed in Note 2, page 12 of the Registrant’s March 31, 2006 Form 10-Q, “TrueSpan did not have a developed product, had no customers and was not generating revenue. Accordingly, the Company concluded the TrueSpan acquisition did not meet the criteria to be accounted for as an acquisition of a “business” under the requirements of SFAS No. 141, Business Combinations, as TrueSpan did not possess the ability to generate outputs in order to continue normal operations and generate a revenue stream by providing its products to customers.” Accordingly, for financial statement reporting purposes the Registrant is accounting for the TrueSpan transaction as a purchase of assets, rather than as a business combination. EITF 98-3 defines a business as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. In accordance with EITF 98-3, a business consists of: (1) inputs, (2) processes applied to those inputs and (3) resulting outputs that are used to generate revenues. A transferred set of activities and assets fails the definition of a business if it excludes one or more of these three criteria such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. An enterprise is considered to be a development stage company if it is devoting substantially all of its efforts to establishing a new business and either planned principle operations have not commenced or planned principle operations have commenced, but there has been no significant revenue therefrom. At the acquisition date, TrueSpan was considered a development stage company as it had not commenced its planned principal operations, had not generated any revenue, nor did it have a sales function or related customer base. EITF 98-3 states that if the acquired set is in the development stage and has not commenced planned principle operations, the set is presumed not to be a business.

The Registrant believes that at the acquisition date, TrueSpan possessed certain inputs and processes applied to those inputs; however, TrueSpan did not have developed technology or a completed product for sale, nor had it generated any revenue from its operations. In addition, significant development efforts were still needed to develop a prototype product as described in the Registrant’s response to Staff Comment No. 7 above. TrueSpan’s ability to access customers and establish a revenue stream was at least a year away given its status in developing a sample

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August 11, 2006

chip, which would most likely still require additional time before being a fully functional and saleable product. The Registrant believes that the lack of developed technology is more than “minor” and there is a significant amount of work and investment that will need to be dedicated to the acquired set of assets in order for it to be fully integrated and functional. Thus, the Registrant has concluded there is not sufficient evidence to overcome the presumption that TrueSpan, a development stage company, is not a business.

As a further supplemental note, the Registrant respectfully advises the Staff it also considered the guidance in SFAS No. 142 Appendix B, paragraph 37 which indicates the he recognition criteria of SFAS 141 for recognizing an asset apart from goodwill do not apply to intangible assets acquired in transactions other than business combinations. Therefore, certain intangible assets acquired may meet the asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, even though they do not meet either the contractual-legal criterion or the separability criterion (e.g., assembled workforce). As these transactions are commonly bargained exchange transactions that are conducted at arm’s length, there is reliable evidence about the existence and fair value of those assets. Accordingly, the Registrant concluded that the workforce in place identified as part of this acquisition of a development stage company was appropriately recognizable as an intangible asset.

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In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 392-8342. Comments may also be sent to my attention via facsimile to (408) 453-7247.

Very truly yours,

/s/ Geoff Ribar

Geoff Ribar Senior Vice President of Corporate Finance and Chief Financial Officer

cc:	Martin F. James, Senior Assistant Chief Accountant
Noelle Matteson, Esq.
Craig Smith, Jr.